UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2005

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

Publication of 2004 results under IFRS

On 22 November 2004 the Royal Dutch/Shell Group of Companies presented the accounting impacts of the adoption of International Financial Reporting Standards (IFRS). This provided information on the transition adjustment from US Generally Accepted Accounting Principles (GAAP) at 1 January 2004 and guidance on the impact for 2004.

Published today are the Group’s 2004 quarterly and annual results under IFRS, which will be the comparative data presented in its 2005 quarterly results announcements and annual report. These results are subject to the adoption by 31 December 2005 of any further IFRS pronouncements. Furthermore, these results are subject to completion of the proposed unification, which will require that the 2005 financial statements be prepared for Royal Dutch Shell plc.

Starting with the financial results announcement for the first quarter of 2005 on 28 April 2005, the Group will be reporting its 2005 quarterly and annual results under IFRS.

The schedules provided show a reconciliation to 2004 financial statements for the Group as published in the 2004 Form 20-F filed with the Securities and Exchange Commission (SEC) on 30 March 2005.

Impacts from IFRS arise from first time adoption choices and differences in accounting policies and in presentation format between US GAAP and IFRS. There is no impact on the Group’s strategy, financial framework and there is only a minor movement in cash and cash equivalents.

Consistent with advice provided in November 2004 on the IFRS impact, the key changes to the financial statements are:

Income statement

• 2004 Group net income increases $358 million from $18.2 billion under US GAAP to $18.5 billion under IFRS. Main individual items contributing to the increase arise from the IFRS treatment of accounting for major inspection costs (+$0.2 billion), additional impairments (-$0.3 billion) and reversals of impairments (+$0.5 billion), pension costs (-$0.2 billion), share-based compensation (-$0.1 billion) and lower charges for cumulative currency translation differences (CCTD) on divestments (+$0.1 billion) (see further details below).

• The IFRS presentation format has been adopted.

• Presentation changes from US GAAP to IFRS are:

- Discontinued operations adjustments: the definition of activities classed as ‘discontinued operations’ differs from that under US GAAP. As a result only earnings from the polyolefins joint venture Basell, which is held for sale, are classified as ‘income from discontinued operations’ in 2004.

- IFRS reclassifications of reported line items:

i) Certain joint ventures are accounted for using the equity method under IFRS and were previously proportionately consolidated. This impacts individual line items in the financial statements but has no effect on income;

ii) The ‘share of profit of equity accounted investments’ is now shown net of finance costs and tax;

iii) Accretion expense for asset retirement obligations is now shown in ‘net finance costs’; and

iv) Research and development costs are included in ‘cost of sales’.

Balance sheet

• Net assets at transition on 1 January 2004 decrease by $4.7 billion. Net assets at 31 December 2004 decrease by $4.5 billion and total debt increases by $0.2 billion (see further details below).

• The IFRS presentation format has been adopted.

• Presentation changes from US GAAP to IFRS are reclassifications of reported line items:

i) Certain joint ventures are accounted for using the equity method under IFRS and were previously proportionately consolidated. This impacts individual line items in the balance sheet but has no effect on Group equity; and

ii) Provisions require reporting on separate lines on the balance sheet.

Statement of Cash flow

• The IFRS presentation format has been adopted.

• Under the IFRS format, the amounts of taxation accrued and taxation paid are shown separately within ‘cash flow from operating activities’, rather than within working capital movements.

• Reported ‘cash flow from operating activities’ in 2004 has increased by $1.4 billion with an offset in cash flow from investing and financing activities. This is mainly due to:

- The different presentation of interest (interest paid is now included in financing activities and interest received in investing activities) with an effect of $0.5 billion;

- Write offs of previously capitalised exploratory well costs are now added back within ‘cash flow from operating activities’ in ‘other’ and not deducted from capital expenditure with an effect of $0.5 billion; and

- Major inspection costs are capitalised (and therefore shown in ‘investing activities’) and were previously expensed. This has an effect of $0.4 billion.

Key adjustments to reflect accounting policies under IFRS are described below:

Employee benefits (pension funds)

• As stated in November 2004, there is no impact on the actuarial position or funding of the pension funds, which continue to be well funded.

• Unrecognised gains and losses related to defined benefit pension arrangements and other post retirement benefits at the date of transition (1 January 2004) have been recognised in the 2004 opening balance sheet, with a corresponding reduction in Group equity (net assets) of $4.9 billion. During 2004 the pre-tax net liability recognised in the balance sheet under IFRS decreased from $5.8 billion at 1 January 2004 to $4.7 billion at 31 December 2004. Under US GAAP the pre-tax net asset recognised increased from $1.7 billion at 1 January 2004 to $3.3 billion at 31 December 2004.

• The use of the fair value of pension plan assets (rather than market-related value) to calculate annual expected investment returns and the changed approach to amortisation of investment gains/losses can be expected to increase volatility in income going forward.

• Under IFRS there is an additional charge in 2004 for defined benefit pension arrangements of $0.2 billion after tax.

Net equity and CCTD

• At transition (1 January 2004), the composition of net equity changed because the balance of cumulative currency translation differences (CCTD) under US GAAP of $1.2 billion was eliminated to increase retained earnings. Neither net assets nor equity in total were impacted. Because of this elimination, the amount of CCTD charged to income on disposals in 2004 was lower by $0.1 billion under IFRS compared with US GAAP.

• In 2004 and going forward, CCTD will continue, reflecting currency translation effects on net assets of entities with non-US dollar functional currencies.

Impairments and reversals of impairments

• IFRS requires the use of discounted cash flows for impairment testing and may also require impairment reversals when circumstances change. Under this methodology, in 2004 previous impairments of certain Exploration & Production assets (Aera and Venezuela) have been reversed (with a credit to income of $0.5 billion). Also certain North American tolling assets in Gas & Power and certain Chemicals assets required impairment and the amount of the impairment for Basell differed under IFRS from that under US GAAP (with a combined net charge to income of $0.3 billion).

Major inspection costs

• Major inspection costs are capitalised using the ‘Solomon’ industry definition of major inspection. At transition (1 January 2004), net assets increased by $0.4 billion.

• The impact on income going forward is reflected in lower operating costs and higher depreciation, having a net positive effect on income in 2004 of $0.2 billion.

Share-based compensation

• Share options awards made after 7 November 2002 and not vested at 1 January 2005 are expensed rather than the previous practice of pro forma disclosure in the notes to the financial statements. 2004 income was reduced by $0.1 billion.

Other	• There were other minor differences arising mainly from IAS 12 Income Taxes, IAS 16 Property, Plant and Equipment and IAS 17 Leases.

The main reasons for changes in earnings by industry segment under IFRS are:

Exploration & Production	• The reversals of impairments (Venezuela and Aera) and lower CCTD charges on divestments.
Gas & Power	• The North American tolling impairment.
Oil Products	• Capitalisation of major inspection costs and the effect of CCTD on divestments, partly offset by additional pension charges.
Chemicals	• The lower impairment of Basell and other impairments as a result of the IFRS adoption.
Other & Corporate	• The reclassification of certain operating leases as finance leases increases net finance costs.

The schedule of the 2004 quarterly results under IFRS can be downloaded from www.shell.com/investor under “Quarterly Results”. Full details of the Group’s accounting policies under IFRS will be made available on this site on 28 April 2005.

The Hague, 21 April 2005

Contact - Investor Relations

London: Continental Europe: USA:	Gerard Paulides Bart van der Steenstraten Harold Hatchett	+44 207 934 6287 +31 70 377 3996 +1 212 218 3112

Media Relations

International and UK:	Stuart Bruseth Simon Buerk Lisa Givert Biana Ruakere Susan Shannon	+44 207 934 6238 +44 207 934 3453 +44 207 934 5914 +44 207 934 4323 +44 207 934 3277
The Netherlands:	Herman Kievits	+31 70 377 8750

Disclaimer statement

This announcement contains forward-looking statements, that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risk, risks associated with the identification of suitable potential acquisition properties and targets and the successful negotiation and consummation of transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2004 for a description of certain important factors, risks and uncertainties that may affect the Companies' businesses. Neither of the Companies undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission (‘SEC’) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation, such as “expected producible resources”and “amount of reserves we expect to produce”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 21 April 2005